Exhibit 99.4

March 30, 2022

Consent of Stikeman Elliott LLP

We hereby consent to the reference to our name on page iii and under the heading “Legal Matters” and “Documents Filed as Part of the Registration Statement” and to the reference to our name and to the use of our opinions under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement dated March 30, 2022 relating to the offering of units by The Valens Company Inc. filed under its Registration Statement on Form F-10 (File No. 333-263941). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours truly,

(Signed) “Stikeman Elliott LLP”

Stikeman Elliott LLP
Toronto, Ontario